EXHIBIT 99.1

Northern Dynasty: Independent Technical Report Update and Preliminary Economic Assessment Filed

September 8, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) advises that further to its September 5, 2023 news release, the independent technical report: Pebble Project, NI 43-101 Technical Report Update and Preliminary Economic Assessment, Alaska, United States of America, effective date August 21, 2023 has been filed on sedarplus.ca.

The report is also available via the homepage on the Company website at www.northerndynastyminerals.com.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedarplus.ca and U.S. public filings at www.sec.gov.

Mark Peters

Chief Financial Officer